PROTEONOMIX, INC.

187 Mill Lane

Mountainside, New Jersey 07092

Phone: (973)544-6116

Fax: (973)833-0277

mcohen@proteonomix.com

February 3, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

Ladies/Gentlemen:

We hereby request acceleration to 3:00 PM Eastern Time February 5, 2010. We trust that we have provided adequate time pursuant to Rules 460 and 461 regarding requesting acceleration of a registration statement. This request is two business days in advance of the requested effective date.

We understand that

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, we understand that the Division of Enforcement has access to all information the Company has provided to the staff of the Division of Corporation Finance in connection with its review of your filing or in response to comments on the company’s filings.

Very truly yours,

PROTEONOMIX, INC.

By: /s/Michael Cohen

      President and Chief Executive Officer